Exhibit 21.1

Subsidiaries of Assembly Biosciences, Inc.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Assembly Pharmaceuticals, Inc.	Delaware
Assembly Biotechnology Development (Shanghai) Co, Ltd.	China
Assembly Biosciences Hong Kong Limited	Hong Kong
Assembly Biosciences Cayman	Cayman Islands